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                    UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                      Form 13F

                FORM 13F COVER PAGE
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Report for the Calendar Year or Quarter Ended: 06/30/2010

Check here if Amendment [   ]; Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                     [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: SCGF III Management, LLC
Address: 3000 Sand Hill Road
                   Bldg 4, Suite 250
                   Menlo Park, CA 94025

Form 13F File Number: 28-13639

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Moritz
Title: Managing Member
Phone: (650) 854-3927

Signature, Place, and Date of Signing:

Michael Moritz   Menlo Park, California   08/12/2010

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0
Form 13F Information Table Entry Total: 6
Form 13F Information Table Value Total: $164,342
(Thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

NONE

<PAGE>

SCGF III Management, LLC
FORM 13F INFORMATION TABLE
AS OF 06/30/2010

<TABLE>
<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	VOTING AUTHORITY SHARED	VOTING AUTHORITY NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
ALPHA AND OMEGA SEMICONDUCTOR	COMMON	G63319104	41,430	3,000,000	SH		SOLE		3,000,000		
AMAZON.COM INC	COMMON	023135106	6,377	58,365	SH		SOLE		58,365		
ARUBA NETWORKS INC.	COMMON	043176106	6,316	443,534	SH		SOLE		443,534		
AUTODESK INC.	COMMON	052769106	53,827	2,209,640	SH		SOLE		2,209,640		
GOOGLE, INC.	CLASS A COMMON	38259P508	34,645	77,862	SH		SOLE		77,862		
VANCEINFO TECHNOLOGIES INC.	ADR	921564100	21,747	934,162	SH		SOLE		934,162		

</TABLE>